SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2010

CIMATRON LIMITED
(Translation of Registrant’s name into English)

11 Gush Etzion Street, Givat Shmuel, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑          Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐          No ☑

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CIMATRON LIMITED By: /s/ Ilan Erez Ilan Erez Chief Financial Officer

Dated: December 30, 2010

MINUTES OF THE ANNUAL GENERAL MEETING
OF THE SHAREHOLDERS OF
CIMATRON LTD.
(THE "COMPANY")

HELD ON DECEMBER 30, 2010

Mr. Ilan Erez, the Vice President of Finance and Chief Financial Officer of the Company, duly appointed by the Board of Directors of the Company, called the Annual General Meeting (the "Meeting") to order at 10:00 AM (Israeli Time) at the offices of the Company, 11 Gush Etzion Street, Givat Shmuel, Israel, after notice was given in accordance with the Company's Articles of Association (the "Articles") to all the Company's shareholders of record as of November 22, 2010. Mr. Ilan Erez called the roll and announced the presence of the shareholders present at the Meeting in person or by proxy. Present in person or by proxy were shareholders holding, in the aggregate 6,258,212 Ordinary Shares, par value NIS 0.10 per share of the Company, constituting 69.85% of the voting power of the Company.

Mr. Ilan Erez declared that the Meeting could be lawfully held and that a quorum was present.

Mr. Ilan Erez was appointed as Chairman of the Meeting.

THE AGENDA:

1.
To reelect five directors to serve on the board of directors of the Company (the “Board of Directors”) in addition to the two external directors of the Company (the “External Directors”) who serve three year terms pursuant to the Israeli Companies Law - 1999 (the “Companies Law”) and who are not subject to reelection at this Meeting.

2.
To reappoint Brightman Almagor Zohar & Co. a member of Deloitte Touche Tohmatsu International, as the independent auditors of the Company for the year ending December 31, 2010 and until the next annual shareholders' meeting, and to further authorize the Board of Directors to fix the remuneration of such auditors based on the volume and nature of their services in accordance with Israeli law, such remuneration and the volume and nature of such services having been previously approved by the Audit Committee of the Board.

THE MEETING

The Chairman then presented for consideration of the shareholders the following resolutions, all of which were duly adopted as indicated below:

1.	RESOLVED, to approve the appointment of Yossi Ben Shalom as director of the Company until the next annual general meeting of the Company and until his respective successor is duly elected.

For 6,148,932 Ordinary Shares, constituting 98.26% of the shares present in person or by proxy and voting thereon.

Against 101,680 Ordinary Shares, constituting 1.62% of the shares present in person or by proxy and voting thereon.

Withheld: 7,600 Ordinary Shares, constituting 0.12% of the shares present in person or by proxy and voting thereon.

2.	RESOLVED, to approve the appointment of Barak Dotan as director of the Company until the next annual general meeting of the Company and until his respective successor is duly elected.

For: 6,148,942 Ordinary Shares, constituting 98.26% of the shares present in person or by proxy and voting thereon.

Against 101,670 Ordinary Shares, constituting 1.62% of the shares present in person or by proxy and voting thereon.

Withheld: 7,600 Ordinary Shares, constituting 0.12% of the shares present in person or by proxy and voting thereon.

3.	RESOLVED, to approve the appointment of William F. Gibbs as director of the Company until the next annual general meeting of the Company and until his respective successor is duly elected.

For: 6,153,642 Ordinary Shares, constituting 98.33% of the shares present in person or by proxy and voting thereon.

Against 101,470 Ordinary Shares, constituting 1.62% of the shares present in person or by proxy and voting thereon.

Withheld: 3,100 Ordinary Shares, constituting 0.05% of the shares present in person or by proxy and voting thereon.

4.	RESOLVED, to approve the appointment of Yoel Rosenthal as director of the Company until the next annual general meeting of the Company and until his respective successor is duly elected.

For: 6,148,942 Ordinary Shares, constituting 98.26% of the shares present in person or by proxy and voting thereon.

Against 101,670 Ordinary Shares, constituting 1.62% of the shares present in person or by proxy and voting thereon.

Withheld:  7,600 Ordinary Shares, constituting 0.12% of the shares present in person or by proxy and voting thereon.

5.	RESOLVED, to approve the appointment of David Golan as director of the Company until the next annual general meeting of the Company and until his respective successor is duly elected.

For: 6,231,899 Ordinary Shares, constituting 99.58% of the shares present in person or by proxy and voting thereon.

Against 18,713 Ordinary Shares, constituting 0.30% of the shares present in person or by proxy and voting thereon.

Withheld: 7,600 Ordinary Shares, constituting 0.12% of the shares present in person or by proxy and voting thereon.

6.
RESOLVED that the re-appointment of Brightman Almagor Zohar & Co. (a member of Deloitte Touche Tohmatsu International) as the independent public accountant of the Company for the year ending December 31, 2010 and until the next annual shareholders meeting, and the authorization of the Board of Directors to fix the remuneration of such auditors in accordance with the volume and nature of their services, is hereby approved, such remuneration and the volume and nature of such services having been previously approved by the Audit Committee of the Board..

For: 6,248,925 Ordinary Shares, constituting 99.85% of the shares present in person or by proxy and voting thereon.

Against: 2,387 Ordinary Shares, constituting 0.04% of the shares present in person or by proxy and voting thereon.

Abstain: 6,900 Ordinary Shares, constituting 0.11% of the shares present in person or by proxy and voting thereon.

IN WITNESS WHEREOF, all the aforementioned resolutions were duly adopted in accordance with the Articles of Association of the Company and all requirements prescribed by applicable law.

There being no further business, the Meeting was adjourned.

/s/ Ilan Erez

CHAIRMAN – Ilan Erez